

Gary Skulnik · 2nd

CEO at Neighborhood Sun

Washington D.C. Metro Area · 500+ connections · **Contact info**

 **Neighborhood Sun**

 **University of Miami**

Experience



CEO

Neighborhood Sun

Jan 2016 – Present · 4 yrs 6 mos

Silver Spring, Maryland

Founder and CEO of one of Maryland's first community solar companies, bringing solar power to residents, businesses, and community organizations to save them money and support clean renewable locally produced energy. We are a social enterprise with a triple bottom-line focus, turning consumers into communities. Neighborhood Sun is your partner for community solar.
- Community outreach and customer acquisition
- Solar project development
- Customer management

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 **Roof Top Array**
Commercial new2

Partner

OurPower.Solar

Jul 2016 – Present · 4 yrs

New York

OurPower.Solar is a partnership between two leading green energy marketers to promote community shared solar in New York. We bring customer acquisition and management experience for solar developers and project financiers looking to build and own projects in the community solar space. Bullfrog Power is Canada's top green energy firm, with thou ...**see mor**

Owner/Marketing Consultant

Deeper Green

Mar 2014 – Jun 2016 · 2 yrs 4 mos

Silver Spring

We help companies speak to deeper green consumers in a way that's authentic and effective.

Deeper Green is led by a dynamic executive with ten years of experience in building and running a high end consumer facing brand at the forefront of the sustainably-minde ...**see mor**



Deeper Green Blog

President and Chief Revenue Officer (CMO and CSO)



Clean Currents

Sep 2005 – Feb 2014 · 8 yrs 6 mos

Silver Spring, Maryland

Founded and led fast growing clean energy start-up, providing executive leadership, managing all revenue generation, sales, marketing, business development, human resources, public affairs strategies, and daily operations.

* Designed and managed sales and marketing plan that grew the company to $22m ...**see mor**

Senior Lobbyist

Chesapeake Climate Action Network

2004 – 2007 · 3 yrs

I directed all legislative efforts in Maryland and the District of Columbia, helping to pass severa powerful clean energy bills.

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Education



University of Miami

MA, Communications - Journalism
1994 – 1995
Activities and Societies: Coverage of Florida legislature and election.

I did an intense one year Master's program in communication, specializing in broadcast journalism. This program provided me with my initial tools in visual story-telling and concise communication.



Vassar College

Bachelor of Arts (B.A.), Religion and Political Science
1988 – 1991
Activities and Societies: Debate Team Student Newspaper

I took a broad liberal arts course of studies, learning how to think critically and communicate effectively.



The Hebrew University

1990 – 1990

Studied abroad at the Hebrew University for a semester, living near Mt. Scopus campus.

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Volunteer Experience

Member BoD

Silver Spring Green
Jan 2014 – Apr 2016 • 2 yrs 4 mos
Environment

I helped the organization in communications and outreach.

Skills & Endorsements

Sustainability · 85

 Endorsed by **Patty Rose and 11 others who are highly skilled at this**

 Endorsed by **7 of Gary's colleagues at Cl** Currents

Brand Management · 5

 Endorsed by **2 of Gary's colleagues at Clean Currents**

Marketing Strategy · 12

 Endorsed by **2 of Gary's colleagues at Clean Currents**

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Recommendations

Received (4)   Given (7)

 **Laura Pagliarulo, LEED AP**
Senior Vice President, Community Solar, Commercial Sales and Energy Innovation at CleanChoice Energy

March 23, 2015, Laura worked with Gary but at different companies

Gary is an intelligent, thoughtful and strategic marketer, wit deep knowledge of the green energy industry and a natural entrepreneurial spirit. I have enjoyed working with Gary dur time at WGL Energy--he is a results driven professional alw willing to explore new strategies and tactics to motiv... **See**

 **Leon Keshishian**
Chief Operating Officer Palmetto

October 21, 2011, Gary worked with Leon in the same group

Gary is a true visionary in the environmental change space. tireless work towards the switch to clean and sustainable e before and while at Clean Currents was a drive force behind success.

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